Via Facsimile and U.S. Mail
Mail Stop 4720

August 31, 2009

Mr. Preston S. Romm,
Chief Financial Officer (Principal Financial Officer)
Obagi Medical Products, Inc.
3760 Kilroy Airport Way, Suite 500,
Long Beach, CA 90806

Re: **Obagi Medical Products, Inc.**
       Form 10-K for the Year Ended December 31, 2009
       DEF14A Filed April 30, 2009
       File No. 001-33204

Dear Mr. Romm,:

     We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2009

Business
Manufacturing, page 13

       1.   We note your disclosure here and in your risk factors section on page 25, that some of your products are supplied by a single source and that certain

supply arrangements can be terminated at any time and that there is no guarantee that you could replace the aesthetic qualities or exact formulation of the related products. Given the significance of these supply relationships, please identify the suppliers of your Healthy Skin Protection and Sun Block sunscreen products and the manufacturer of metronidazole. To the extent that you are substantially dependent on any of these suppliers, please file the related agreements as exhibits to your 10-K pursuant to Item 601(b)(10) of Regulation S-K and describe the material terms of each agreement.

Business
Certain Material Agreements
Jose Ramirez and JR, page 14

2. In the discussion of your contract with Jose Ramirez and JR, please expand your disclosure to describe the aggregate amount of annual fees you may be required to make. Also, with respect to royalty payments, please disclose the potential range of royalty payments (for example, "low-teens" or "high-teens") and the length of time you would be required to continue making those royalty payments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Use of Estimates
Accounts Receivable, page 43

3. Please disclose in a comparative tabular format an aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts.

Liquidity and Capital Resources, page 49

4. You state that the days sales outstanding has increased from 59 days at December 31, 2008 to 74 at December 31, 2008. Please disclose the reasons for the increase in days sales outstanding.

Consolidated Financial Statements
Note 1: The Company
Accounts Receivable, page F-7

5. Please disaggregate the allowance for doubtful accounts and the allowance for sales return reserve within this note and schedule II. In addition,

please tell us why the entire allowance for sales return reserves is recorded within accounts receivable with no portion recorded as a current liability.

DEF14A

Compensation Discussion and Analysis
Annual Bonus, page 18

6. In the discussion of your annual performance incentive program, you disclose that the Compensation Committee established target revenue and adjusted EBIT objectives to be met under the 2008 Plan in order to be eligible to receive bonuses but you did not disclose what these performance targets were. Please provide us with proposed disclosure for inclusion in your 2009 proxy statement which identifies the specific target corporate revenue, adjusted EBIT objectives and individual objectives. Please also confirm that your 2009 filing will include a discussion of the level of achievement of each goal or objective and how such level of achievement of the goal or objective affected each executive's bonus payment under the 2009 Plan.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Joel Parker, Accounting Branch Chief, at (202) 551-3651, if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Nandini Acharya at (202) 551-3495 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant